

February 4, 2011

Via Facsimile and U.S. Mail

Mr. Drew A. Moyer
Chief Financial Officer
Pulse Electronics Corporation
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

     Re: Pulse Electronics Corporation
              Form 10-K for the Fiscal Year Ended December 25, 2009
              Filed February 24, 2010
              File No. 001-05375

Dear Mr. Moyer:

     We have reviewed your response dated January 21, 2011 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

General

Representations

1.   We note that the acknowledgements you have provided are not in the exact form as requested. Specifically, we note that the language in the second bullet point has been altered. Please provide to us the three acknowledgements included at the end of our December 23, 2010 comment letter in the exact prescribed form. For your reference, we have repeated the acknowledgements below.

Form 10-K for the Year Ended December 25, 2009

Item 15. Exhibits and Financial Statement Schedule, page 41

Note 19. Segment and Geographical Information, page 72

2.   We note your response to prior comment 4 and that you have not finalized a new
        organizational structure due to the numerous changes in your CODM and your
        organizational structure after the divestiture of the Electrical segment during fiscal 2010.
        Please provide us with an analysis of your operating segments and reporting segments as
        of December 31, 2010 based on the structure in place at this time. To the extent that the a
        reporting structure for the new CODM is not finalized by the time of the filing of your
        Form 10-K for the fiscal year ended December 31, 2010, tell us how your disclosures in
        that Form 10-K will comply with Topic 280 of the FASB Accounting Standards
        Codification. For example, if changes to the organizational structure are not finalized,
        discuss how your presentation in the Form 10-K will consider the organizational structure
        in place at December 31, 2010.

3.   Further to the above, please clarify for us how your segment presentation in the Form 10-
        Q for the quarterly period ended October 1, 2010 complied with Topic 280 of the FASB
        Accounting Standards Codification based on the reporting structure in place at that time.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief